September 25, 2009

Louis Bertoli, Chairman
TNT Designs, Inc.
300 Center Avenue, Suite 202
Bay City, Michigan 48708

    RE: TNT Designs, Inc.
       Annual Report on Form 10-K FYE September 30, 2008
       Filed January 13, 2009 and amended February 5, 2009
       File No. 333-121787

Dear Mr. Bertoli:

    We have completed our review of your filing and have no further comments at this time.

           Sincerely,

           John Reynolds,
           Assistant Director